

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2023

Jeff Cheng
President
NOCERA, INC.
3F (Building B) , No. 185 , Sec. 1 , Datong Rd .
Xizhi Dist. , New Taipei City 221
Taiwan (R.O.C.)

> **Re: NOCERA, INC.**
> **Form 10-K/A filed July 10, 2023**
> **File No. 1-41434**

Dear Jeff Cheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K/A filed July 10, 2023

Operations Overview, page 1

1. Please reconcile your disclosure that states, "we have no intention of providing services to construct indoor RASs and solar sharing fish farms in Taiwan," with your later disclosure that, "We plan to sell and develop fish farms in Taiwan." Please also disclose whether the December 31, 2021, JCD contract termination materially impacted your 2022 sales or net loss.

Gross Profit, page 10

2. XFC should not impact your gross profit variance since it is accounted for as a discontinued operation. Please revise your disclosure to quantify the gross profits from both your 2022 catering business and your 2021-2022 eel fish trading business. The disclosure should clearly inform readers about the extent to which either of these businesses is generating losses and the specific reasons why. Further, please identify the specific events and circumstances that must change in order for these businesses to generate income. See Item 303 of Regulation S-K.

Revenue, page 10

3.   Please explain your disclosure that "The revenue for the year ended December 31, 2021 was generated from XFC". If XFC has been accounted for as a discontinued operation then your 2021 sales amount should exclude any XFC sales. See ASC 205-20-45. If all of your 2021 sales were from eel fish trading operations then please clarify your disclosure. Also, please quantify the impact of foreign currency exchange rate changes on your 2022 sales and income. In this regard, we note your disclosure on page 3.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 17

4.   We note your statement that you have no awareness or belief that any governmental entity in the foreign jurisdiction of incorporation or organization owns shares of your capital stock as well as your statement regarding the absence of a Schedule 13D or 13G filed by a governmental entity, the lack of material contracts with foreign governmental parties and the absence of foreign governmental representation in connection with your required submission under paragraph (a). Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

Audit Report, page F-2

5.   The paragraph describing the Critical Audit Matter is missing. Also, the ASC 205 restatement materially impacted sales, income from continuing operations, and cash flows from continuing operations so a corresponding paragraph in the audit report appears necessary. See AS 2820.16. See also ASC 250 regarding applicable restatement disclosures in the financial statements and label the applicable financial statements as restated. Finally, please file a current report on Form 8-K to report non-reliance on previously filed financial statements or tell us in detail why you believe you are not required to do so. Refer to Item 4.02 of Form 8-K.

Form 8-K filed June 6, 2023

Item 2.01, page 2

6.   Please provide us with the significance calculations for the Zhe Jiang acquisition. See Article 8-04 of Regulation S-X. Please also provide us with your analysis concerning whether this acquisition should be accounted for as a combination of entities under common control. Further, in your forthcoming Form 10-Q, please disclose the accounting impact of this acquisition and fully describe the business operations of the acquired company. See ASC 805-10-50.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 if you have questions regarding comments on the financial statements and related matters. Contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Tiger Tsai